Exhibit 99.2

Highlights in fourth quarter and fiscal year 2015

Main Highlights

•                  Selling, general and administrative expenses decrease 5.4% in 2015 compared to 2014.

•                  Positive free cash flow generation of R$1.2 billion in 4Q15 and R$3.0 billion in 2015, supported by the optimization of working capital.

•                  Extraordinary events of R$5.3 billion adversely affect fiscal year 2015.

•                  Consolidated EBITDA margin remains resilient due to geographic diversification, despite the current scenario in the world steel industry.

•                  CAPEX disbursements in 2016 projected at R$1.5 billion, down 35% from the R$2.3 billion invested in 2015.

Key Information	4th Quarter 2015		4th Quarter 2014		Variation 4Q15/4Q14	3rd Quarter 2015		Variation 4Q15/3Q15	Fiscal Year 2015		Fiscal Year 2014		Variation 2015/2014
Steel
Production of Crude Steel (1,000 tonnes)	3,889		4,323		-10.0%	4,201		-7.4%	16,862		18,028		-6.5%
Shipments (1,000 tonnes)	3,887		4,399		-11.6%	4,669		-16.7%	16,970		17,869		-5.0%
Net Sales (R$ million)	10,449		10,843		-3.6%	11,925		-12.4%	43,581		42,546		2.4%
SG&A (R$ million)	(655)		(681)		-3.8%	(631)		3.8%	(2,582)		(2,728)		-5.4%
Adjusted EBITDA(1) (R$ million)	911		1,246		-26.9%	1,291		-29.4%	4,501		4,906		-8.3%
Adjusted Net Income(2) (R$ million)	(41)		95		—	193		—	684		1,190		-42.5%
Gross margin	7.5%		11.8%			10.2%			9.8%		12.1%
EBITDA Margin	8.7%		11.5%			10.8%			10.3%		11.5%
Shareholders’ equity (R$ million)	31,970		33,255			36,012			31,970		33,255
Total Assets (R$ million)	70,095		63,042			76,490			70,095		63,042
Gross debt / Total capitalization(3)	45.0%		36.0%			43.0%			45.0%		36.0%
Net debt(4) (US$) / EBITDA(5) (US$)	3.6	x	2.1	x		2.7	x		3.6	x	2.1	x

(1) - Adjusted EBITDA = non-accounting mesurement prepared by the Company.

(2) - Adjusted net income (non-accounting measurement) = net income (loss) adjusted by the extraordinary events

(3) - Total capitalization = shareholders’ equity + gross debt - interest on debt

(4) - Net debt = gross debt - interest on debt - cash, cash equivalents and short-terminvestments

(5) - Adjusted EBITDAin the last 12 months.

World Steel Market

•                  On October 12, 2015, the worldsteel released its latest Short Range Outlook containing forecasts for global apparent steel consumption. For 2016, the forecast calls for growth of 0.7%, since the current unfavorable scenario is expected to be partially mitigated, given the expectations of a stabilization of the Chinese economy and recoveries in developed economies, which, despite their current weakness, continue to advance. Apparent steel consumption in China is expected to contract by 2.0% in 2016, after peaking in 2013. Emerging and developing economies (excluding China) began to deteriorate in 2012, due to internal structural issues, low commodity prices and growing political instability, such as in Russia and Brazil. Apparent steel consumption in emerging and developing economies is expected to grow by 3.8% in 2016. Meanwhile, in developed economies, apparent steel consumption is expected to grow by 1.8% in 2016.

Consolidated Information

Gerdau’s performance in the fourth quarter of 2015

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, which are fully aligned with the international accounting standards issued by the Accounting Pronouncement Committee (CPC).

The information in this report does not include data for jointly controlled entities and associate companies, except where stated otherwise.

Consolidated Results

Production and shipments

Consolidated (1,000 tonnes)	4th Quarter 2015	4th Quarter 2014	Variation 4Q15/4Q14	3rd Quarter 2015	Variation 4Q15/3Q15	Fiscal Year 2015	Fiscal Year 2014	Variation 2015/2014
Production of crude steel	3,889	4,323	-10.0%	4,201	-7.4%	16,862	18,028	-6.5%
Shipments of steel	3,887	4,399	-11.6%	4,669	-16.7%	16,970	17,869	-5.0%

•      Consolidated crude steel production decreased in 4Q15 in relation to 4Q14 and 3Q15, due to the adjustment of inventories in practically all business operations.

•      Consolidated shipments decreased in 4Q15 compared to 4Q14, reflecting mainly the lower shipments by the Brazil BO in the domestic market. Compared to 3Q15, consolidated shipments decreased in 4Q15 in all business operations, which also reflects the period’s seasonality.

Net sales, cost and gross margin

Consolidated (R$ million)	4th Quarter 2015	4th Quarter 2014	Variation 4Q15/4Q14	3rd Quarter 2015	Variation 4Q15/3Q15	Fiscal Year 2015	Fiscal Year 2014	Variation 2015/2014
Net Sales	10,449	10,843	-3.6%	11,925	-12.4%	43,581	42,546	2.4%
Cost of Goods Sold	(9,662)	(9,559)	1.1%	(10,714)	-9.8%	(39,290)	(37,406)	5.0%
Gross profit	787	1,284	-38.7%	1,211	-35.0%	4,291	5,140	-16.5%
Gross margin (%)	7.5%	11.8%		10.2%		9.8%	12.1%

•      Consolidated net sales decreased in 4Q15 compared to 4Q14, mainly due to lower shipments by the Brazil BO, which were partially offset by the higher net sales generated by the North America BO when translated into Brazilian real. Compared to 3Q15, consolidated net sales decreased, mainly due to lower shipments by the Brazil and North America BOs.

•      On a consolidated basis, gross profit and gross margin decreased in 4Q15 compared to 4Q14, due to the weaker performance of the Brazil BO, which was affected by production stoppages, and the Special Steel BO, which were partially offset by the better performance of the North America BO, reflecting the Company’s geographic diversification. Compared to 3Q15, the reductions in consolidated gross profit and consolidated gross margin were due to the weaker performance of the Brazil, North America and Special Steel BOs, mainly due to lower shipments.

Operating expenses

Consolidated (R$ million)	4th Quarter 2015	4th Quarter 2014	Variation 4Q15/4Q14	3rd Quarter 2015	Variation 4Q15/3Q15	Fiscal Year 2015	Fiscal Year 2014	Variation 2015/2014
SG&A	(655)	(681)	-3.8%	(631)	3.8%	(2,582)	(2,728)	-5.4%
Selling expenses	(225)	(166)	35.5%	(196)	14.8%	(785)	(691)	13.6%
General and administrative expenses	(430)	(515)	-16.5%	(435)	-1.1%	(1,797)	(2,037)	-11.8%
Other operating income (expenses)	56	33	69.7%	8	600.0%	97	88	10.2%
Result in operations with jointly controlled entities	—	637	—	—	—	—	637	—
Equity in earnings of unconsolidated companies	(44)	13	—	6	—	25	102	—

•      General and administrative expenses decreased in 4Q15 compared to 4Q14 and 3Q15, demonstrating the Company’s efforts over the periods to rationalize these expenses and despite the effects from exchange variation in the comparison periods. These efforts led to a reduction in selling, general and administrative expenses as a ratio of net sales, from 6.4% in 2014 to 5.9% in 2015.

Impairment of assets

•                  Gerdau presents its financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). This standard requires impairment tests of goodwill and other long-lived assets held by the Company. To determine the recoverable amount of each Business Segment, the Company uses the discounted cash flow method based on the financial projections for each segment. The projections are updated considering the changes observed in the economic scenario of the markets in which the Company operates, as well as the assumptions for the expected results in each segment.

•                  Impairment tests of goodwill and other long-lived asset conducted during 2015 and 2014 identified losses from asset impairments classified as follows:

	Fiscal Year 2015					Fiscal Year 2014
Impairment of assets by business operations (R$ million)	Brazil BO	North America BO	South America BO	Special Steel BO	Consolidated	South America BO	Consolidated
Goodwill	—	1,520	354	1,125	2,999	—	—
Property, plant and equipment, net	835	—	—	800	1,635	339	339
Investments	—	362	—	—	362	—	—
Total	835	1,882	354	1,925	4,996	339	339

•   In 4Q15, from the total amount of R$ 3.1 billion in impairment of assets, R$ 1.2 billion was recorded as goodwill in North America BO, R$ 1.1 billion as goodwill in Special Steel BO and R$ 835 million as property, plant and equipment in Brazil BO. Specifically in Brazil BO, the losses were due to demand slowdown and production stoppages at certain units of the Company during 2015 in order to adjust production to the new demand levels.

	4th Quarter 2015				3rd Quarter 2015				4th Quarter 2014
Impairments of assets by business operations (R$ million)	Brazil BO	North America BO	Special Steel BO	Consolidated	North America BO	South America BO	Special Steel BO	Consolidated	South America BO	Consolidated
Goodwill	—	1,169	1,125	2,294	351	354	—	705	—	—
Property, plant and equipment, net	835	—	—	835	—	—	800	800	339	339
Investments	—	—	—	—	362	—	—	362	—	—
Total	835	1,169	1,125	3,129	713	354	800	1,867	339	339

EBITDA

Breakdown of Consolidated EBITDA (R$ million)	4th Quarter 2015	4th Quarter 2014	Variation 4Q15/4Q14	3rd Quarter 2015	Variation 4Q15/3Q15	Fiscal Year 2015	Fiscal Year 2014	Variation 2015/2014
Net income (loss)	(3,170)	393	—	(1,958)	61.9%	(4,596)	1,488	—
Net financial result	392	673	-41.8%	1,381	-71.6%	2,879	1,561	84.4%
Provision for income and social contribution taxes	(207)	(120)	72.5%	(697)	-70.3%	(1,499)	(150)	899.3%
Depreciation and amortization	707	590	19.8%	672	5.2%	2,608	2,227	17.1%
EBITDA - Instruction CVM (1)	(2,278)	1,536	-248.3%	(602)	—	(608)	5,126	-111.9%
Impairment of Assets	3,129	339	823.0%	1,867	67.6%	4,996	339	1373.7%
Result in operations with jointly controlled entities	—	(637)	—	—	—	—	(637)	—
Equity in earnings of unconsolidated companies	44	(13)	—	(6)	—	25	(102)	—
Proportional EBITDA of associated companies and jointly controlled entities	16	21	-23.8%	32	-50.0%	88	180	-51.1%
Adjusted EBITDA(2)	911	1,246	-26.9%	1,291	-29.4%	4,501	4,906	-8.3%
Adjusted EBITDA Margin	8.7%	11.5%		10.8%		10.3%	11.5%

(1) - Non-accounting measurement calculated pursuant to Instruction 527 of the CVM.

(2) - Non-accounting mesurement prepared by the Company.

Note: EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a method used in accounting practices, does not represent cash flow for the periods in question and should not be considered an alternative to cash flow as an indicator of liquidity. The Company presents adjusted EBITDA to provide additional information regarding cash flow generation in the period.

Conciliation of Consolidated EBITDA (R$ million)	4th Quarter 2015	4th Quarter 2014	3rd Quarter 2015	Fiscal Year 2015	Fiscal Year 2014
EBITDA - Instruction CVM (1)	(2,278)	1,536	(602)	(608)	5,126
Depreciation and amortization	(707)	(590)	(672)	(2,608)	(2,227)
OPERATING INCOME (LOSS) BEFORE FINANCIAL RESULT AND TAXES(2)	(2,985)	946	(1,274)	(3,216)	2,899

(1) - Non-accounting measure calculated pursuant to Instruction 527 of the CVM.

(2) - Accounting measurement disclosed in consolidated Statements of Income.

Consolidated EBITDA (R$ million) and EBITDA margin (%)

•      Adjusted EBITDA decreased in 4Q15 compared to 4Q14, due to the weaker performance of the Brazil BO, which was affected by production stoppages, and the Special Steel BO, which was partially offset by the better performance of the North America BO. Adjusted EBITDA decreased slower than gross profit due to the effect from higher depreciation. Compared to 3Q15, adjusted EBITDA decreased in line with gross profit, due to the weaker performance of the Brazil, North America and Special Steel BOs.

•      Adjusted EBITDA margin decreased slower than gross margin in 4Q15 compared to 4Q14 and 3Q15.

Financial result and net income

Consolidated (R$ million)	4th Quarter 2015	4th Quarter 2014	Variation 4Q15/4Q14	3rd Quarter 2015	Variation 4Q15/3Q15	Fiscal Year 2015	Fiscal Year 2014	Variation 2015/2014
Income (loss) before financial income (expenses) and taxes(1)	(2,985)	946	—	(1,274)	—	(3,216)	2,899	—
Financial Result	(392)	(673)	-41.8%	(1,381)	-71.6%	(2,879)	(1,561)	84.4%
Financial income	73	60	21.7%	102	-28.4%	378	276	37.0%
Financial expenses	(519)	(392)	32.4%	(495)	4.8%	(1,780)	(1,397)	27.4%
Exchange variation, net	37	(372)	—	(1,044)	—	(1,564)	(476)	228.6%
Exchange variation on net investment hedge	71	(214)	—	(909)	—	(1,302)	(328)	297.0%
Exchange variation - other lines	(34)	(158)	-78.5%	(135)	-74.8%	(262)	(148)	77.0%
Gains (losses) on financial instruments, net	17	31	-45.2%	56	-69.6%	87	36	141.7%
Income (loss) before taxes(1)	(3,377)	273	—	(2,655)	27.2%	(6,095)	1,338	—
Income and social contribution taxes	207	120	72.5%	697	-70.3%	1,499	150	899.3%
On net investment hedge	(71)	214	—	909	—	1,302	328	297.0%
Write-off of deferred tax assets	—	—	—	(284)	—	(284)	—	—
Other lines	278	(94)	—	72	286.1%	481	(178)	—
Consolidated Net Income (loss)(1)	(3,170)	393	—	(1,958)	61.9%	(4,596)	1,488	—
Extraordinary events	3,129	(298)	—	2,151	45.5%	5,280	(298)	—
Result in operations with jointly controlled entities, net	—	(637)	—	—	—	—	(637)	—
Reversal of the Impairment of assets	3,129	339	823.0%	1,867	67.6%	4,996	339	1373.7%
Reversal of the write-off of deferred tax assets	—	—	—	284	—	284	—	—
Consolidated Adjusted Net Income (loss)(2)	(41)	95	—	193	—	684	1,190	-42.5%

(1) - Accounting measurement disclosed in the income statement of the Company.

(2) - Non accounting measurement made by the Company to demonstrate the net income adjusted by the extraordinary events that impacted the result, but without cash effect.

•      In 4Q15 compared to 4Q14, the lower negative financial result reflects the positive exchange variation on liabilities contracted in U.S. dollar (appreciation in the end-of-period price of the Brazilian real against the U.S. dollar of 1.7% in 4Q15 and depreciation of 8.4% in 4Q14), even though financial expenses increased due to the negative effect from exchange variation (depreciation in the average price of the Brazilian real against the U.S. dollar of 51.2% in 4Q15 compared to 4Q14).

•      The lower negative financial result in 4Q15 compared to 3Q15 is mainly explained by the higher positive exchange variation in 4Q15 (appreciation in the end-of-period price of the Brazilian real against the U.S. dollar of 1.7% in 4Q15, versus depreciation of 28.1% in 3Q15) even considering the higher financial expenses.

•      Note that, in accordance with IFRS, the Company designated the bulk of its debt in foreign currency contracted by companies in Brazil as hedge for a portion of the investments in subsidiaries located abroad. As a result, only the effect from exchange variation on the portion of debt not linked to investment hedge is recognized in the financial result, with this effect neutralized by the line “Income and Social Contribution taxes on net investment hedge.”

•      The consolidated adjusted net loss in 4Q15, compared to the adjusted net income in 4Q14 and 3Q15, is explained by the lower operating income in the period.

Dividends

•      In 2015, Gerdau S.A. allocated R$253.0 million (R$0.15 per share) to the payment of dividends and interest on capital, which was distributed from the net income recorded in the first six months of 2015 and retained earnings reserve, despite the challenging scenario in the steel industry.

Investments

•      In 4Q15, CAPEX amounted to R$555.5 million. Of the amount invested in the quarter, 43.8% was allocated to the Brazil BO, 19.4% to the North America BO, 19.1% to the South America BO and 17.7% to the Special Steel BO.

•      In 2015, investments in fixed assets amounted to R$2.3 billion, which was inflated by the depreciation in the Brazilian real against the U.S. dollar, considering that some investments are linked to the dollar.

•      Based on the investments scheduled for 2016, Gerdau plans to invest R$1.5 billion, considering the investments in productivity improvements and maintenance, which is 35% below the amount in 2015.

Working Capital and Cash Conversion Cycle

•      In December 2015, the cash conversion cycle (working capital divided by daily net sales in the quarter) decreased slightly in relation to September 2015, reflecting the 14.5% decrease in working capital in comparison with the 12.4% decrease in net sales.

•      Note that the R$1.7 billion decrease in working capital between September and December 2015 includes the effects from exchange variation on the working capital of companies abroad. Excluding this variation, the cash effect was a R$1.2 billion decrease between September and December 2015, demonstrating the Company’s efforts to optimize working capital. From December 2014 to December 2015, the cash effect was a R$2.4 billion decrease in working capital.

Financial Liabilities

Debt composition (R$ million)	12.31.2015	09.30.2015	12.31.2014
Short Term	2,387	2,132	2,038
Long Term	24,074	25,451	17,484
Gross Debt	26,461	27,583	19,522
Cash, cash equivalents and short-term investments	6,919	6,739	5,849
Net Debt	19,542	20,844	13,673

•      On December 31, 2015, gross debt was 9.0% short term and 91.0% long term. Gross debt was 13.1% denominated in Brazilian real, 81.8% in U.S. dollar and 5.1% in other currencies. The R$1.1 billion decrease in gross debt between September and December 2015 is mainly explained by the payments made during 4Q15 and by the effects from exchange variation in the period (appreciation in the end-of-period price of the Brazilian real against the U.S. dollar of 1.7% in 4Q15).

•      On December 31, 2015, 66.9% of cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar.

•      The decrease in net debt on December 31, 2015 compared to September 30, 2015 is due to the reduction in gross debt and cash increase.

•      On December 31, 2015, the nominal weighted average cost of gross debt was 6.8%, or 11.8% for the portion denominated in Brazilian real, 6.0% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil, and 6.0% for the portion contracted by subsidiaries abroad. On December 31, 2015, the average gross debt term was 6.5 years, with more than 70% maturing only as of 2018.

•      On December 31, 2015, the payment schedule for long-term gross debt was as follows:

Long Term	R$ million
2017	4,637
2018	1,531
2019	969
2020	3,863
2021	4,663
2022	198
2023	2,415
2024	3,538
2025 and after	2,260
Total	24,074

•      The Company’s main debt indicators are shown below:

Indicators	12.31.2015		09.30.2015		12.31.2014
Gross debt / Total capitalization (1)	45%		43%		36%
Net debt(2) (US$) / EBITDA (3) (US$)	3.6	x	2.7	x	2.1	x

(1) - Total capitalization = shareholders’ equity + gross debt- interest on debt

(2) - Net debt = gross debt - interest on debt - cash, cash equivalents and short-term investments

(3) -  Adjusted EBITDAin the last 12 months.

Indebtedness

(R$ billion)

•      Note that, since the bulk of EBITDA in the last 12 months was generated by business operations abroad, mainly in U.S. dollar, and more than 80% of consolidated net debt on December 31, 2015 was also denominated in U.S. dollar, the net debt / EBITDA ratio calculated in this currency stood at 3.6 times.

Free Cash Flow (FCF)

•      In 2015, the Company generated R$3.0 billion in consolidated free cash flow, which is explained by the EBITDA generation of R$4.5 billion surpassing by R$593 million the Company’s commitments (CAPEX, income tax and interest on debt) and by the freeing up of working capital of R$2.4 billion. In 4Q15, the Company generated R$1.2 billion in free cash flow, basically due to the freeing up of working capital in the period. This positive free cash flow is aligned with the Company’s strategy grounded in capital discipline, as was the case in 2013 and 2014, despite the challenging scenario in the steel industry.

Free Cash Flow 2015

(R$ million)

Free Cash Flow 4Q15

(R$ million)

Clarification about Zelotes Operation

Given that the name of Gerdau has been mentioned in Zelotes Operation, the company hereby clarifies and reiterates the following to the public:

•                                    Gerdau has pending proceedings filed with the Administrative Council of Tax Appeals (CARF) and has always used the services of external firms strictly to obtain the best technical advice.

•                                    Contrary to media reports, this is not a question of tax evasion - false tax statement or omission to skirt eventual taxes due — but a question of the legitimate use of the right of Gerdau companies, expressly backed by law and precedents.

•                                    The financial information related to ongoing proceedings at CARF have been disclosed in the notes to the Company’s Financial Statements.

•                                    All agreements with these external firms, as with other agreements that Gerdau has entered into with service providers, have included a clause that determines absolute compliance with laws, breach of which calls for immediate termination thereof.

•                                    No money was paid or passed on to external firms in the specific case and agreements were rescinded when the names of service providers investigated were reported in the press for suspected illegal activities.

•                                    The company never gave any authorization for its name to be used in alleged unlawful negotiations and strongly repudiates any action taken for this purpose.

Thus, Gerdau, as a company that has been in the market for 115 years, reiterates that it has set strict ethical standards for its dealings with public agencies and reaffirms that it is, as it has always been, at the disposal of competent authorities to provide any clarifications that may be requested.

Business Operations (BO)

As of the third quarter of 2015, the Company adopted a new business segmentation to capture greater strategic and operational synergies for serving the South American, North American and Brazilian markets, as follows:

•      Brazil BO (Brazil Business Operation) — includes the steel operations in Brazil (except special steel), the metallurgical and coking coal operation in Colombia and the iron ore operation in Brazil

•      North America BO (North America Business Operation) — includes all North American operations (Canada, United States and Mexico), except special steel;

•      South America BO (South America Business Operation) — includes all operations in South America (Argentina, Chile, Colombia, Peru, Uruguay and Venezuela), except the operations in Brazil, the metallurgical and coking coal operation in Colombia and the iron ore operation in Brazil

•      Special Steel BO (Special Steel Business Operation) — includes the special steel operations in Brazil, Spain, United States and India.

For comparison purposes, the information on prior periods in this report was modified based on this new business segmentation.

Net Sales

EBITDA and EBITDA Margin

Brazil BO

Production and shipments

Brazil BO (1,000 tonnes)	4th Quarter 2015	4th Quarter 2014	Variation 4Q15/4Q14	3rd Quarter 2015	Variation 4Q15/3Q15	Fiscal Year 2015	Fiscal Year 2014	Variation 2015/2014
Production of crude steel	1,481	1,619	-8.5%	1,578	-6.1%	6,247	6,458	-3.3%
Shipments of steel	1,394	1,738	-19.8%	1,938	-28.1%	6,457	6,583	-1.9%
Domestic Market	815	1,357	-39.9%	1,127	-27.7%	4,284	5,540	-22.7%
Exports	579	381	52.0%	811	-28.6%	2,173	1,043	108.3%

•      Crude steel production decreased in 4Q15 compared to 4Q14 and 3Q15, following the lower shipments.

•      Shipments in the domestic market decreased in 4Q15 compared to 4Q14, reflecting the weaker growth in the construction and manufacturing industries due to economic uncertainties, mainly in December 2015. On the other hand, exports advanced in relation to 4Q14, due to opportunities in the international market and the favorable exchange rate. Compared to 3Q15, shipments in the domestic market decreased due to seasonality and economic uncertainties. Exports decreased in 4Q15 compared to 3Q15, reflecting the greater selectivity in the transactions carried out and in keeping with the new level of the exchange rate.

•      In 4Q15, 1,462 thousand tonnes of iron ore were shipped to the Ouro Branco Mill in Minas Gerais and 660 thousand tonnes were sold to third parties.

Operating result

Brazil BO (R$ million)	4th Quarter 2015	4th Quarter 2014	Variation 4Q15/4Q14	3rd Quarter 2015	Variation 4Q15/3Q15	Fiscal Year 2015	Fiscal Year 2014	Variation 2015/2014
Net Sales(1)	2,678	3,751	-28.6%	3,723	-28.1%	12,977	14,813	-12.4%
Domestic Market	1,883	3,067	-38.6%	2,563	-26.5%	9,802	12,837	-23.6%
Exports	795	684	16.2%	1,160	-31.5%	3,175	1,976	60.7%
Cost of Goods Sold	(2,535)	(3,055)	-17.0%	(3,283)	-22.8%	(11,433)	(12,003)	-4.7%
Gross profit	143	696	-79.5%	440	-67.5%	1,544	2,810	-45.1%
Gross margin (%)	5.3%	18.6%		11.8%		11.9%	19.0%
EBITDA	186	715	-74.0%	470	-60.4%	1,656	2,815	-41.2%
EBITDA margin (%)	6.9%	19.1%		12.6%		12.8%	19.0%

(1) - Includes iron ore, coking coal and coke net sales.

•      The decrease in net sales in 4Q15 compared to 4Q14 and 3Q15 was mainly due to the lower shipments in the domestic market. Specifically compared to 4Q14, net sales from exports grew slower than shipments due to lower international prices and the less favorable product mix, despite the favorable exchange variation in the comparison period.

•      Cost of goods sold decreased in 4Q15 compared to 4Q14 and 3Q15, mainly due to the lower shipments in the domestic market. Gross margin contracted in 4Q15 in relation to 4Q14 due to the lower dilution of fixed costs and the less favorable market mix. Compared to 3Q15, the decrease in gross margin in 4Q15 was mainly due to the lower shipments and the costs of production stoppages, which amounted to R$109.7 million no 4Q15.

•      EBITDA and EBITDA margin in 4Q15 accompanied the declines in gross profit and gross margin in comparison with 4Q14 and 3Q15.

EBITDA (R$ million) and EBITDA Margin (%)

North America BO

Production and shipments

North America BO (1,000 tonnes)	4th Quarter 2015	4th Quarter 2014	Variation 4Q15/4Q14	3rd Quarter 2015	Variation 4Q15/3Q15	Fiscal Year 2015	Fiscal Year 2014	Variation 2015/2014
Production of crude steel	1,450	1,586	-8.6%	1,675	-13.4%	6,469	7,009	-7.7%
Shipments of steel	1,433	1,483	-3.4%	1,664	-13.9%	6,232	6,500	-4.1%

•      Crude steel production decreased in 4Q15 compared to 4Q14, due to the lower shipments and the efforts to optimize inventories.

•      Shipments decreased in 4Q15 compared to 4Q14, due to continued pressure from imported products in the region. Compared to 3Q15, shipments decreased due to seasonality.

Operating result

North America BO (R$ million)	4th Quarter 2015	4th Quarter 2014	Variation 4Q15/4Q14	3rd Quarter 2015	Variation 4Q15/3Q15	Fiscal Year 2015	Fiscal Year 2014	Variation 2015/2014
Net Sales	4,311	3,693	16.7%	4,833	-10.8%	17,312	14,640	18.3%
Cost of Goods Sold	(3,948)	(3,468)	13.8%	(4,360)	-9.4%	(15,800)	(13,693)	15.4%
Gross profit	363	225	61.3%	473	-23.3%	1,512	947	59.7%
Gross margin (%)	8.4%	6.1%		9.8%		8.7%	6.5%
EBITDA	396	202	96.0%	519	-23.7%	1,619	955	69.5%
EBITDA margin (%)	9.2%	5.5%		10.7%		9.4%	6.5%

•      Net sales increased in 4Q15 compared to 4Q14, due to the effect from exchange variation in the periods (depreciation in the average price of the Brazilian real against the U.S. dollar of 51.2% in 4Q15 compared to 4Q14), which was offset by the decline in net sales per tonne sold in U.S. dollar and by lower shipments. Compared to 3Q15, the decrease in net sales was due to the reductions in shipments and in net sales per tonne sold in U.S. dollar, despite the 8.7% depreciation in the Brazilian real against the U.S. dollar in the comparison period.

•      Cost of goods sold increased in 4Q15 compared to 4Q14, due to the effects from exchange variation. Gross margin increased in 4Q15 compared to 4Q14, which is explained by cost-cutting initiatives and the lower scrap costs in this business operation. Compared to 3Q15, cost of goods sold decreased due to lower shipments, which is explained by the lower dilution of fixed costs and consequently the lower gross margin.

•      The increases in EBITDA and EBITDA margin in 4Q15 compared to 4Q14 were driven by the improvement in gross profit. Compared to 3Q15, EBITDA and EBITDA margin decreased, following the performance of gross profit and gross margin.

EBITDA (R$ million) and EBITDA Margin (%)

South America BO

Production and shipments

South America BO (1,000 tonnes)	4th Quarter 2015	4th Quarter 2014	Variation 4Q15/4Q14	3rd Quarter 2015	Variation 4Q15/3Q15	Fiscal Year 2015	Fiscal Year 2014	Variation 2015/2014
Production of crude steel	333	307	8.5%	297	12.1%	1,242	1,253	-0.9%
Shipments of steel	550	584	-5.8%	583	-5.7%	2,222	2,277	-2.4%

•      Shipments in 4Q15 decreased compared to 4Q14 and 3Q15, with performances varying in the countries where Gerdau operates due to the high level of imports into the region.

Operating result

South America BO (R$ million)	4th Quarter 2015	4th Quarter 2014	Variation 4Q15/4Q14	3rd Quarter 2015	Variation 4Q15/3Q15	Fiscal Year 2015	Fiscal Year 2014	Variation 2015/2014
Net Sales	1,481	1,364	8.6%	1,434	3.3%	5,477	5,078	7.9%
Cost of Goods Sold	(1,252)	(1,193)	4.9%	(1,269)	-1.3%	(4,800)	(4,423)	8.5%
Gross profit	229	171	33.9%	165	38.8%	677	655	3.4%
Gross margin (%)	15.5%	12.5%		11.5%		12.4%	12.9%
EBITDA	206	114	80.7%	130	58.5%	557	476	17.0%
EBITDA margin (%)	13.9%	8.4%		9.1%		10.2%	9.4%

•      Net sales and cost of goods sold increased in 4Q15 compared to 4Q14, which is mainly explained by the effect from exchange variation resulting from the depreciation in the average price of the Brazilian real against the currencies of the countries where Gerdau operates, despite the lower shipments sold and lower scrap cost. Compared to 3Q15, net sales increased due to the exchange variation, while costs of goods sold decreased due to the efforts to optimize costs in this business operation.

•      Gross margin increased in 4Q15 compared to 4Q14 and 3Q15, due to the efforts to optimize costs in this business operation and to lower scrap costs.

•      EBITDA and EBITDA margin increased in 4Q15 compared to 4Q14 and 3Q15, accompanying the performance of gross profit and gross margin and reflecting the decline in operating expenses.

EBITDA (R$ million) and EBITDA Margin (%)

Special Steel BO

Production and shipments

Special Steel BO (1,000 tonnes)	4th Quarter 2015	4th Quarter 2014	Variation 4Q15/4Q14	3rd Quarter 2015	Variation 4Q15/3Q15	Fiscal Year 2015	Fiscal Year 2014	Variation 2015/2014
Production of crude steel	625	811	-22.9%	651	-4.0%	2,903	3,308	-12.2%
Shipments of steel	608	677	-10.2%	617	-1.5%	2,621	2,894	-9.4%

•      Crude steel production decreased in 4Q15 compared to 4Q14 and 3Q15, due to the optimization of inventories in Brazil and the United States.

•      Shipments decreased in 4Q15 compared to 4Q14, which is explained by the sharp drop in demand from the auto industry in Brazil and, to a lesser extent, from the oil and gas industry in the United States. Compared to 3Q15, shipments decreased mainly due to seasonality in Brazil and the United States.

Operating result

Special Steel BO (R$ million)	4th Quarter 2015	4th Quarter 2014	Variation 4Q15/4Q14	3rd Quarter 2015	Variation 4Q15/3Q15	Fiscal Year 2015	Fiscal Year 2014	Variation 2015/2014
Net Sales	2,185	2,104	3.8%	2,194	-0.4%	8,882	8,644	2.8%
Cost of Goods Sold	(2,136)	(1,911)	11.8%	(2,060)	3.7%	(8,333)	(7,922)	5.2%
Gross profit	49	193	-74.6%	134	-63.4%	549	722	-24.0%
Gross margin (%)	2.2%	9.2%		6.1%		6.2%	8.4%
EBITDA	151	254	-40.6%	224	-32.6%	850	918	-7.4%
EBITDA margin (%)	6.9%	12.1%		10.2%		9.6%	10.6%

•      Net sales increased in 4Q15 compared to 4Q14, despite lower shipments, mainly due to the effects from exchange variation on shipments at the units abroad. Compared to 3Q15, net sales remained stable, with lower shipments partially offset by the effect from exchange variation in the period.

•      Cost of goods sold increased in 4Q15 compared to 4Q14 and 3Q15, mainly due to the effects from exchange variation on the special steel operations at units abroad and the lower dilution of fixed costs resulting from the lower shipments. Gross margin decreased in 4Q15 compared to 4Q14 and 3Q15, mainly due to the lower dilution of fixed costs and the lower profitability of units in the United States. Even though demand from the country’s auto industry remained firm, the challenges in the oil and gas industry affected profitability at these units.  On the other hand, the unit in India delivered higher profitability, especially compared to 4Q14.

•      EBITDA and EBITDA margin decreased in 4Q15 compared to 4Q14 and 3Q15, accompanying the performance of gross profit and gross margin, but was partially offset by the optimization of operating expenses.

EBITDA (R$ million) and EBITDA Margin (%)

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risk, uncertainties, and assumptions that include, among other factors: general economic, political, and commercial conditions in Brazil and in the markets where we operate, as well as existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2015 and 2014

In thousands of Brazilian reais (R$)

	2015	2014
CURRENT ASSETS
Cash and cash equivalents	5,648,080	3,049,971
Short-term investments
Held for Trading	1,270,760	2,798,834
Trade accounts receivable - net	4,587,426	4,438,676
Inventories	8,781,113	8,866,888
Tax credits	673,155	686,958
Income and social contribution taxes recoverable	724,843	468,309
Unrealized gains on financial instruments	37,981	41,751
Other current assets	454,140	331,352
	22,177,498	20,682,739

NON-CURRENT ASSETS
Tax credits	77,990	78,412
Deferred income taxes	4,307,462	2,567,189
Unrealized gains on financial instruments	5,620
Related parties	54,402	80,920
Judicial deposits	1,703,367	1,430,865
Other non-current assets	490,583	375,732
Prepaid pension cost	140,388	196,799
Investments in associates and jointly-controlled entities	1,392,882	1,394,383
Goodwill	14,653,026	12,556,404
Other Intangibles	1,835,761	1,547,098
Property, plant and equipment, net	23,255,730	22,131,789
	47,917,211	42,359,591

TOTAL ASSETS	70,094,709	63,042,330

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2015 and 2014

In thousands of  Brazilian reais (R$)

	2015	2014
CURRENT LIABILITIES
Trade accounts payable	3,629,788	3,236,356
Short-term debt	2,387,237	2,037,869
Taxes payable	349,674	405,490
Income and social contribution taxes payable	140,449	388,920
Payroll and related liabilities	480,430	668,699
Dividends payable	—	119,318
Employee benefits	18,535	34,218
Environmental liabilities	27,736	23,025
Other current liabilities	829,182	858,901
	7,863,031	7,772,796

NON-CURRENT LIABILITIES
Long-term debt	23,826,758	17,148,580
Debentures	246,862	335,036
Related parties	896	0
Deferred income taxes	914,475	944,546
Unrealized losses on financial instruments	—	8,999
Provision for tax, civil and labor liabilities	1,904,730	1,576,355
Environmental liabilities	136,070	93,396
Employee benefits	1,687,486	1,272,631
Obligations with FIDC	853,252	—
Other non-current liabilities	690,766	635,457
	30,261,295	22,015,000

EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(383,363)	(233,142)
Capital reserves	11,597	11,597
Retained earnings	6,593,078	11,366,957
Operations with non-controlling interests	(2,877,488)	(1,732,962)
Other reserves	9,092,796	3,539,188
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	31,685,801	32,200,819

NON-CONTROLLING INTERESTS	284,582	1,053,715

EQUITY	31,970,383	33,254,534

TOTAL LIABILITIES AND EQUITY	70,094,709	63,042,330

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

	For the three months period ended		for the year ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014

NET SALES	10,449,129	10,843,796	43,581,241	42,546,339

Cost of sales	(9,662,584)	(9,559,065)	(39,290,526)	(37,406,328)

GROSS PROFIT	786,545	1,284,731	4,290,715	5,140,011

Selling expenses	(225,010)	(165,684)	(785,002)	(691,021)
General and administrative expenses	(430,299)	(515,381)	(1,797,483)	(2,036,926)
Other operating income	86,573	85,872	213,431	238,435
Other operating expenses	(30,269)	(53,285)	(116,431)	(150,542)
Impairment of assets	(3,128,654)	(339,374)	(4,996,240)	(339,374)
Gains in Joint ventures operations	—	636,528	—	636,528
Equity in earnings of unconsolidated companies	(43,812)	13,024	(24,502)	101,875

INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	(2,984,926)	946,431	(3,215,512)	2,898,986

Financial income	72,887	59,486	378,402	276,249
Financial expenses	(519,077)	(392,296)	(1,780,366)	(1,397,375)
Exchange variations, net	37,252	(371,942)	(1,564,017)	(476,367)
Gain and losses on financial instruments, net	16,826	30,958	87,085	36,491

INCOME (LOSS) BEFORE TAXES	(3,377,038)	272,637	(6,094,408)	1,337,984

Current	77,784	(246,238)	(158,450)	(571,926)
Deferred	129,737	366,594	1,656,872	722,315
Income and social contribution taxes	207,521	120,356	1,498,422	150,389

NET INCOME (LOSS)	(3,169,517)	392,993	(4,595,986)	1,488,373

(+) Reversal of impairment losses	3,128,654	339,374	4,996,240	339,374
(-) Gains in Joint ventures operations	—	(636,528)	—	(636,528)
(+) Reversal of write-offs of deferred tax assets	—	—	284,014	—

ADJUSTED NET INCOME *	(40,863)	95,839	684,268	1,191,219

*Adjusted net income is a non GAAP measure prepared by the Company, reconciled with its financial statements and consists of net income (loss) adjusted by extraordinary events that impacted the statement of income, although with no cash effect.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2015, 2014 and 2013

In thousands of  Brazilian reais (R$)

	2015	2014

Cash flows from operating activities
Net income (loss) for the year	(4,595,986)	1,488,373
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	2,607,909	2,227,396
Impairment of Assets	4,996,240	339,374
Equity in earnings of unconsolidated companies	24,502	(101,875)
Exchange variation, net	1,564,017	476,367
Gains on financial instruments, net	(87,085)	(36,491)
Post-employment benefits	233,287	200,699
Stock based remuneration	48,589	39,614
Income tax	(1,498,422)	(150,389)
Gains on disposal of property, plant and equipment and investments	(3,971)	(48,639)
Gains in Joint ventures operations	—	(636,528)
Allowance for doubtful accounts	127,701	49,890
Provision for tax, labor and civil claims	323,314	281,876
Interest income on investments	(153,631)	(144,723)
Interest expense on loans	1,471,526	1,178,034
Interest on loans with related parties	(2,712)	(2,743)
(Reversal) Provision for net realisable value adjustment in inventory	17,536	(6,062)
	5,072,814	5,154,173
Changes in assets and liabilities
Decrease (Increase) in trade accounts receivable	1,219,605	(36,468)
Decrease (Increase) in inventories	1,977,361	(173,191)
Decrease in trade accounts payable	(768,627)	(251,911)
Increase in other receivables	(270,391)	(701,550)
(Decrease) Increase in other payables	(509,227)	280,187
Dividends from jointly-controlled entities	52,769	95,600
Purchases of trading securities	(1,958,522)	(3,028,974)
Proceeds from maturities and sales of trading securities	3,929,971	2,544,895
Cash provided by operating activities	8,745,753	3,882,761

Interest paid on loans and financing	(946,041)	(859,821)
Income and social contribution taxes paid	(637,394)	(452,079)
Net cash provided by operating activities	7,162,318	2,570,861

Cash flows from investing activities
Additions to property, plant and equipment	(2,324,718)	(2,266,702)
Proceeds from sales of property, plant and equipment, investments and other intangibles	90,942	1,067,938
Additions to other intangibles	(126,428)	(141,956)
Advance for capital increase in jointly-controlled entity	—	—
Payment for business acquisitions, net of cash of acquired entities	(20,929)	—
Increase in controlling interest in associated companies	—	—
Capital increase in jointly-controlled entity	(40,524)	—
Net cash used in investing activities	(2,421,657)	(1,340,720)

Cash flows from financing activities
Reduction of capital by non-controlling interests	—	(550,000)
Purchase of treasury shares	(189,071)	—
Proceeds from exercise of shares	—	5,483
Dividends and interest on capital paid	(358,226)	(455,139)
Proceeds from loans and financing	3,042,783	2,771,048
Repayment of loans and financing	(5,028,386)	(2,173,555)
Intercompany loans, net	30,126	8,939
Increase in controlling interest in subsidiaries	(339,068)	(130,199)
Put-Options on non-controlling interest	—	—
Net cash used in financing activities	(2,841,842)	(523,423)

Exchange variation on cash and cash equivalents	699,290	244,029

Increase in cash and cash equivalents	2,598,109	950,747
Cash and cash equivalents at beginning of year	3,049,971	2,099,224
Cash and cash equivalents at end of year	5,648,080	3,049,971